February 13, 2018

H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Berry Petroleum Corporation

Draft Registration Statement on Form S-1

Ladies and Gentlemen:

Today, Berry Petroleum Corporation (the “Company”, “we,” “us” or “our”) confidentially submitted a draft registration statement on Form S-1 relating to an initial public offering (the “IPO”) of its common stock (the “IPO Registration Statement”). On May 15, 2017, we submitted a draft registration statement on Form S-1 relating to the resale by certain of our stockholders of certain of our outstanding securities (the “Resale Registration Statement”). Set forth below are our responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated June 12, 2017, with respect to the Resale Registration Statement. At its request, we are responding to the Staff’s comments on the Resale Registration Statement in connection with the submission of the IPO Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the IPO Registration Statement unless otherwise specified.

Prospectus Cover Page

1.	Given the lack of an established market for your securities, your statement that selling stockholders will sell at “fixed prices, at prevailing market prices at the time of sale or at negotiated prices” is insufficient to satisfy your disclosure obligation to disclose the price at which your securities will be sold. Because there is currently no public market for your shares and you disclose no intention to establish a public market, please disclose that the selling stockholders will sell at a stated fixed price or range. For guidance, see Schedule A, paragraph 16 of the Securities Act and Item 501(b)(3) of Regulation S-K.

RESPONSE:    The Company will include the information required by Item 501(b)(3) of Regulation S-K in a future amendment to the IPO Registration Statement.

Securities and Exchange Commission

February 13, 2018

Prospectus Summary, page 1

2.	In an appropriate location, explain how the selling shareholders acquired their shares.

RESPONSE:    The Company anticipates that certain of its existing stockholders may sell outstanding shares of the Company’s common stock in connection with the IPO. It has not yet been determined which stockholders will participate in the offering or the extent of their participation. To the extent that exiting stockholders participate in the offering, we will identify such stockholders in a future amendment to the IPO Registration Statement and explain how such selling stockholders acquired their shares.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 26

Fresh Start Adjustments, page 28

3.	We note your disclosure stating that you met both criteria of FASB ASC 852 requiring the adoption of fresh start accounting. Please expand your disclosure to add a tabulation showing that the reorganization value of your assets immediately prior to confirmation of the Plan was less than the total of all post-petition liabilities and allowed claims. Additionally, add a tabulation showing how you allocated the $1.3 billion reorganization value to individual assets and liabilities in accordance with ASC 805.

RESPONSE:    The Company has expanded its disclosure to add a tabulation showing that the reorganization value of its assets immediately prior to confirmation of the Plan was less than the total of all post-petition liabilities and allowed claims. The Company has also added a tabulation showing how it allocated the approximate $1.3 billion enterprise value to individual assets and liabilities in accordance with ASC 805. Please see pages F-11 and F-12, respectively, of the IPO Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Financing Activities, page 39

4.	Please disclose your current leverage and reserve coverage ratios.

RESPONSE:    On July 31, 2017, Berry Petroleum Company, LLC, a wholly owned subsidiary of the Company (“Berry LLC”), entered into a new credit agreement (the “RBL Facility”). A description of the RBL Facility, including Berry LLC’s current ratio and leverage ratio as of September 30, 2017, is included in the IPO Registration Statement beginning on page 78. The RBL Facility is a borrowing base facility and does not contain a reserve coverage ratio requirement.

Securities and Exchange Commission

February 13, 2018

Results of Operations, page 41

Revenue and Other, page 43

5.	Please explain in greater detail the operational challenges in your Diatomite development program that have affected well performance and led you to temporarily curtail capital spending on that program.

RESPONSE:    The Company has expanded its disclosure to explain in greater detail the operational challenges in its Diatomite development program that have affected well performance and led it to temporarily curtail capital spending on that program. Please see page 70 of the IPO Registration Statement.

Liquidity and Capital Resources, page 47

6.	We note your disclosure stating that, based on current expectations of your reorganized company upon emergence from bankruptcy, you believe that your liquidity and capital resources will be sufficient to conduct business and operations for the next twelve months. Please expand your disclosure to discuss in more specific details your liquidity and capital needs for 2017 and how you plan to fund them. Additionally, discuss your long term plans and ability to fund your cash requirements. As part of your discussion, describe any known trends, demands, commitments, events or uncertainties that are expected to have a material impact on your liquidity and capital resources. Refer to the guidance in Regulation S-K Item 303(a)(1) and (2), and Section IV of SEC Release 33-8350.

RESPONSE:    The Company has expanded the discussion of its liquidity and capital resources as requested. Please see page 78 of the IPO Registration Statement.

7.	We note that you disclose $26 million for 2016 total capital expenditures on page 47 compared to $35 million in the Cash flow from investing activities table on page 48. Additionally, you disclose $50 million for 2015 capital expenditures in the same table compared to $165 million in the succeeding paragraph. Please explain or correct the inconsistencies.

RESPONSE:    The Company has clarified the noted discrepancies in the IPO Registration Statement. The $26 million figure represents capital expenditures made for 2016 on an accrual basis. The actual cash payments made during 2016 for capital expenditures amounted to approximately $35 million. The difference between the two amounts relates to capital expenditures accrued in 2015 that were paid in 2016. The Company believes that both amounts are meaningful to investors in order to understand the results of the capital development program during the year, with and without the impact of the timing of the cash payments. Please see pages 80 and 81 of the IPO Registration Statement.

Securities and Exchange Commission

February 13, 2018

The $50 million figure relates to actual cash payments made by Berry LLC during 2015 for capital expenditures, including payments for 2014 accruals. In addition to such payments, for the year ended December 31, 2015, Linn Energy, LLC, which, prior to Berry LLC’s emergence from bankruptcy, indirectly owned 100% of the membership interests of Berry LLC, spent approximately $165 million on capital expenditures in respect of Berry LLC’s operations. As disclosed under “Supplemental Disclosures to Statements of Cash Flows,” Berry LLC recorded the $165 million to oil and natural gas properties with an offset to the advance due from Linn Energy. As this was a noncash transaction for Berry LLC, it is not reflected on the statements of cash flows information. Please see page F-46 of the IPO Registration Statement.

Business, page 55

Operating Agreements, page 58

8.	Please disclose the relative interest that you and Linn Operating or Linn Holdings have in the assets located within the contract area of the Hugoton and Hill joint operating agreements, respectively. Please also discuss the materiality of the assets covered by each JOA to your operations.

RESPONSE:    On July 31, 2017, the Company sold its approximately 78% non-operated working interest in the Hugoton natural gas field located in southwest Kansas and the Oklahoma Panhandle and acquired the remaining 84% non-operated working interest to consolidate with its existing 16% working interest in a South Belridge Hill property, located in Kern County, California, in the San Joaquin basin. As a result of these transactions, the Company no longer has any interest in the Hugoton asset and owns a 100% working interest in the Hill asset. In connection with the Hugoton disposition and the Hill acquisition, the joint operating agreements with Linn Energy Holdings, LLC were terminated. Please see pages 10 and 64 of the IPO Registration Statement.

Reserve Data, page 62

9.	Please expand the disclosure relating to your proved undeveloped reserves to provide an explanation for the 1 MMBoe increase in reserves that occurred during the year ended December 31, 2016. Refer to the disclosure requirements pursuant to Item 1203(b) of Regulation S-K.

RESPONSE:    The Company has included updated information in the IPO Registration Statement with respect to its proved reserves based on a reserve report as of November 30, 2017 prepared by DeGolyer and MacNaughton, including information regarding material changes in proved undeveloped reserves. In a future amendment, the Company will include updated reserve information as of December 31, 2017. Please see page 110 of the IPO Registration Statement.

Management, page 74

10.

Please disclose the business experience during the past five years of each director and executive officer. In this regard, we note that you do not disclose the principal occupation and employment of your Interim Chief Financial Officer Steven B. Wilson from October

Securities and Exchange Commission

February 13, 2018

2015 through December 2016, nor of your director Brent S. Buckley from February 2009 through September 2014. Additionally, please also briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as such. See Item 401(e) of Regulation S-K.

RESPONSE:    The Company has disclosed the business experience during the past five years of each director and executive officer. The Company has also discussed the experience, qualifications, attributes or skills that led to the conclusion that each director should serve as such. Please see page 129 through 131 of the IPO Registration Statement.

Principal and Selling Stockholders, page 79

11.	Please revise your column headings of shares of common stock and Series A preferred stock beneficially owned after completion of the offering to disclose as such. Currently, both column heading disclose only common stock beneficially owned after completion of the offering.

RESPONSE:    The IPO Registration Statement does not register the resale of any shares of the Company’s Series A preferred stock. As such, the Company has not included in the “Principal and Selling Stockholders” section of the IPO Registration Statement columns indicating ownership of shares of Series A preferred stock. Please see page 135 of the IPO Registration Statement.

Financial Statements

General

12.	Please update your historical and pro forma financial statements and related disclosures to comply with Rules 8-08 and 11-02 of Regulation S-X.

RESPONSE:    The Company has included pro forma financial statements and related disclosures that comply with Rule 8-08 and 11-02 of Regulation S-X. Please see pages F-1 through F-66 and pages 52 through 59 of the IPO Registration Statement.

Supplemental Oil & Natural Gas Data (Unaudited), page F-28

Proved Oil, Natural Gas and NGL Reserves, page F-29

13.	Please revise the tabular presentation of reserves for the year ended December 31, 2015 to provide the net quantities of proved developed and undeveloped reserves at the beginning of the period. Refer to the disclosure requirements pursuant to FASB ASC 932-235-50-4 and Example 1 in FASB ASC 932-235-55-2 for an illustration of the disclosure requirements.

RESPONSE:    The Company has revised the tabular presentation of reserves for the year ended December 31, 2015 to provide the net quantities of proved developed and undeveloped reserves at the beginning of the period. Please see page F-63 of the IPO Registration Statement.

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Securities and Exchange Commission

February 13, 2018

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

BERRY PETROLEUM CORPORATION

By:	/s/ Arthur T. Smith
Name:	Arthur T. Smith
Title:	President and Chief Executive Officer

Enclosures

cc:	Douglas McWilliams, Vinson & Elkins L.L.P.